Lufthansa

RECEIVED

2006 SEP 19 P 12:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Deutsche Lufthansa Aktiengesellschaft
Flughafen-Bereich West, 60546 Frankfurt/Main

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Office of International Corporate Finance
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FRA IR, nr
11 September 2006

06016967

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Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

Frank Hülsmann
Senior Vice President

Enclosures

PROCESSED
SEP 25 2006
THOMSON
FINANCIAL

9/19

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Deutsche Lufthansa AG	82- 4691

RECEIVED 2006 SEP 19 P 12:23 OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Capacity utilisation in August 2006 compared with previous year


80
75
70
65
60
55
50
in %
77.6
76.5
60.4
65.1
70.3
71.3
2005
2006
Seat LF
Cargo LF
Group

More passengers, more cargo, higher load factors

In August 2006, 4.7 million passengers (+3.5%) flew with Lufthansa Passenger Airlines. With a slight increase (0.5%) in available capacity, sales declined by 0.9 per cent and the passenger load factor fell by 1.1 percentage points to 76.5 per cent. In the Europe traffic region the positive trend of recent months was maintained. Despite assaults in Turkey and the temporary closure of London's Heathrow airport a 5.3 per cent growth in passenger numbers was achieved. The 6.8 per cent increase in capacity was taken up in full by the market (+7.5%) and the passenger load factor rose to 67.5 per cent (+0.5 pp.). In the Americas traffic region the number of seat kilometres offered was again reduced (-3.6%) in August, due in particular to the transfer of capacity from South America to Asia. Passenger numbers fell by 3.3 per cent and sales by 7.0 per cent. The 80.1 per cent load factor (-3.0 pp.) was accompanied by an ongoing improvement in the passenger mix. In the Asia/Pacific traffic region the number of passengers rose by 6.0 per cent. With a 1.9 per cent increase in available capacity sales grew by 2.7 per cent. The passenger load factor, 81.6 per cent, was 0.7 percentage points up on the previous year. Passenger numbers in the Middle East/Africa region were down on the year again in August. Conflicts in the region led to a fall in bookings reflected by a 7.1 per cent decline in demand and 78.3 per cent utilisation (-0.4 pp.). Seat kilometres offered were reduced by 6.6 per cent.

Lufthansa Cargo carried 146,000 tonnes of freight and mail (+6.5%) in August. Capacity was up by 0.8 per cent and sales climbed significantly by 8.6 per cent. The Asia/Pacific traffic region again reported the highest growth rate, 14.1 per cent by volume. The overall cargo load factor improved by 4.7 percentage points to 65.1 per cent.

At 71.3 per cent the Group's overall load factor was 1.0 percentage point up on the previous year.

Lufthansa included in DJSI sustainability index again

Deutsche Lufthansa AG has been included in the internationally acknowledged Dow Jones Sustainability World Index again for the year 2006/2007. Significant achievements were made in environment care and social responsibility. In the categories network management and efficiency the Aviation Group received top ratings.

Lufthansa extends "Hamburg Programme"

Flights from Hamburg will be supplemented by non-stop services to Moscow, Geneva, Innsbruck and Palma de Mallorca. Moscow and Geneva will be served from the start of the winter timetable at the end of October, Innsbruck from 21 December and Mallorca over Christmas and the New Year and from February 2007.

New regional jet for Lufthansa

On 1 August Lufthansa CityLine took into service the first of 12 new CRJ900 Canadair Regional Jets that will be delivered by the end of the year. The 84-seater regional jet offers passengers a larger cabin with comfortable modern seats and more legroom. Furthermore, the quiet, low-consumption engines lead to greater efficiency and better environmental data.

SWISS reinforces European fleet

In spring 2007 SWISS will be adding two Airbus A321s and an Airbus A320 to its European fleet. By this, they will participate at the anticipated growth in European traffic and ensure that more feeder services are available for the airline's long-haul fleet, which will be reinforced from November 2006.

LSG SkyChefs lays foundation stone of new catering plant in Frankfurt

On 8 September the foundation ceremony was held for the new catering plant. The new facility in Gateway Gardens, a former US military housing estate, will manufacture and package inflight food. LSG SkyChefs had to move due to the enlargement of the apron area at Frankfurt airport. The new LSG plant, where 2,500 people will be employed, is due for completion in May 2008.

Thomas Cook realigns sales in the German market

The number of sales outlets tied to the Thomas Cook brand is to be nearly doubled to about 1,900 over the next three years. The acquisition of new partners and travel agencies is intended to strengthen the franchise systems and to achieve set sales and growth targets in the German market. The aim is to boost the share of tied sales to 40 per cent from the present 20 per cent.

The **next investor info** with the traffic figures for September 2006 will be published on 11 October 2006.

Traffic figures

	August 2006	Yoy (%)	Cumulative	Yoy (%)
Lufthansa Passenger Airlines*				
Passengers in 1,000	4,730	+ 3.5	35,142	+ 3.4
Available seat-kilometers (mio)	13,183	+ 0.5	97,674	+ 1.3
Revenue pax-kilometers (mio)	10,084	- 0.9	73,221	+ 0.7
Passenger load-factor (%)	76.5	- 1.1P.	75.0	- 0.4P.
Number of Flights	53,886	+ 2.6	424,180	+ 2.4
Lufthansa Cargo AG				
Cargo/mail in 1,000 tonnes	146	+ 6.5	1,148	1.4
Available Cargo tonne-km (mio)	1,027	+ 0.8	7,883	- 1.4
Revenue Cargo tonne-km (mio)	669	+ 8.6	5,262	2.9
Cargo load-factor (%)	65.1	+ 4.7P.	66.7	+ 2.7P.
Number of Flights	1,956	-22.3	16,039	- 19.0
LufthansaGroup				
Available tonne-km (mio)	2,363	+ 1.2	17,668	0.1
Revenue tonne-km (mio)	1,685	+ 2.6	12,637	+ 1.6
Overall load factor (%)	71.3	+ 1.0P.	71.5	+ 1.0P.
Number of Flights	55,842	+ 1.5	440,219	+ 1.4
Europa (incl. Germany)				
Passengers in 1,000	3,631	+ 5.3	27,235	+ 4.5
Available seat-kilometers (mio)	4,032	+ 6.8	29,800	+ 6.1
Revenue pax-kilometers (mio)	2,721	+ 7.5	19,440	+ 7.1
Passenger load-factor (%)	67.5	+ 0.5P.	65.2	+ 0.5P.
Cargo/mail in 1,000 tonnes	60	+ 5.8	477	+ 0.1
Available Cargo tonne-km (mio)	105	- 4.9	795	- 3.0
Revenue Cargo tonne-km (mio)	43	+ 4.4	342	- 0.3
Cargo load-factor (%)	41.2	+ 3.7P.	43.0	+ 1.2P.
America (North and South)				
Passengers in 1,000	582	- 3.3	3,987	- 2.6
Available seat-kilometers (mio)	4,971	- 3.6	34,743	- 3.9
Revenue pax-kilometers (mio)	3,983	- 7.0	28,032	- 4.6
Passenger load-factor (%)	80.1	- 3.0P.	80.7	- 0.6P.
Cargo/mail in 1,000 tonnes	40	+ 2.4	299	- 3.4
Available Cargo tonne-km (mio)	399	- 3.4	2,851	- 7.8
Revenue Cargo tonne-km (mio)	265	+ 5.8	1,981	- 1.6
Cargo load-factor (%)	66.5	+ 5.8P.	69.5	+ 4.4P.
Asia/Pacific				
Passengers in 1,000	352	+ 6.0	2,654	+ 5.1
Available seat-kilometers (mio)	3,285	+ 1.9	25,543	+ 3.6
Revenue pax-kilometers (mio)	2,679	+ 2.7	20,398	+ 4.0
Passenger load-factor (%)	81.6	+ 0.7P.	79.9	+ 0.3P.
Cargo/mail in 1,000 tonnes	37	+ 14.1	300	+ 9.5
Available Cargo tonne-km (mio)	447	+ 7.8	3,584	+ 4.3
Revenue Cargo tonne-km (mio)	317	+ 12.4	2,555	+ 7.1
Cargo load-factor (%)	70.9	+ 2.9P.	71.3	+ 1.9P.
Middle East and Africa				
Passengers in 1,000	163	- 10.9	1,236	- 3.2
Available seat-kilometers (mio)	891	- 6.6	7,517	+ 0.4
Revenue pax-kilometers (mio)	698	- 7.1	5,308	- 3.7
Passenger load-factor (%)	78.3	- 0.4P.	70.6	- 3.0P.
Cargo/mail in 1,000 tonnes	8	+ 0.6	71	+ 0.3
Available Cargo tonne-km (mio)	77	- 5.9	653	+ 1.2
Revenue Cargo tonne-km (mio)	44	+ 3.9	383	+ 3.0
Cargo load-factor (%)	56.9	+ 5.3P.	58.7	+ 1.0P.

* Deutsche Lufthansa AG + Lufthansa Regional

Editorial

Deutsche Lufthansa AG
Investor Relations

Tel. +49 69 696 90997
Fax +49 69 696 90990

Mail:
investor.relations@dlh.de
Internet:
www.lufthansa-financials.com

11 September 2006

Virgin Atlantic again banks on IT from Lufthansa Systems

16.08.2006

ProfitLine/Price is the next Lufthansa Systems solution selectet by Virgin Airlines this year

Lufthansa Systems today announced that it has signed a contract with Virgin Atlantic Airways for ProfitLine/Price, the IT provider's pricing solution. This is the second time within just a few months that the British carrier has opted for an IT system from Lufthansa Systems, following the agreement to implement the Electronic Flight Bag (EFB) solution "SkyBook" in April.

"The ProfitLine Price solution is among the most advanced solutions in the market and offers us exactly what we are looking for. It is complete, comprehensive and allows us to monitor activities in traditional distribution channels as well as the web. Lufthansa Systems managed to fulfil our expectations all the way," said Willy Boulter, Commercial Director for Virgin Atlantic.

The implementation of the ProfitLine/Price solution is scheduled to be completed by the end of October. The system will allow Virgin Atlantic to monitor the worldwide tariffs of competitors and partners. Designed to support an airline's general pricing strategy, ProfitLine/Price is the most comprehensive pricing solution available on the market today. It covers all core processes in reactive as well as proactive pricing for published and market fares. In addition to enabling airlines to react faster to changes in the market, the system provides powerful analysis tools for developing effective pricing strategies.

"Following the contract for our EFB solution in the spring of this year, I am pleased that Virgin Atlantic now also has given us the opportunity to undertake the optimizing of their pricing processes. This underscores our focus to provide long-term support to our customers however and wherever they need us," commented Matthias van Leeuwen, Senior Vice President Sales at Lufthansa Systems.

Seamlessly integrating with the entire pricing and distribution process, ProfitLine/Price delivers effective and efficient solutions and supports revenue accounting and revenue management systems. It combines both internal and external data sources, which provide a complete overview of the pricing situation for the home carrier and its competitors. Airlines that currently use ProfitLine/Price to support their pricing decision-making processes include Air Canada, Austrian, Avianca, Garuda, Lufthansa, Mexicana, SWISS and TACA.

--

Lufthansa Systems is one of the leading IT service providers for the airline and aviation industries worldwide. As systems integrator, the wholly-owned subsidiary of the Lufthansa Group covers the entire range of IT services, including consulting, development, implementation and operation. Lufthansa Systems provides its IT infrastructure and operations services to a variety of industries. Headquartered in Kelsterbach near Frankfurt/Main, Germany, the company has branches in Germany and 17 countries and employs about 4,550 people worldwide. In business year 2005, Lufthansa Systems recorded sales of EUR 634.7 million. For more details, see www.LHsystems.com

Since it was founded in 1984, Virgin Atlantic Airways has become Britain's second largest carrier serving the world's major cities. Now based at both London's Gatwick and Heathrow airports, it operates long haul services to twenty seven destinations world-wide as far apart as Las Vegas, Dubai and Sydney. For more details, see www.virginatlantic.com

--

For further information, please contact:

Lufthansa Systems AG
Sandra Hammer

Corporate Communications
Tel.: +49 (0)69 696 90776
Fax: +49 (0)69 696 90777
E-mail: publicrelations@LHsystems.com

Last modified: Aug 16, 2006

Larger, quieter, cleaner: New regional jet for Lufthansa

22nd August 2006

More seat comfort, better environmental data and high efficiency: Bombardier CRJ900 starts flight operations at Lufthansa CityLine

Lufthansa CityLine, a partner in the Lufthansa Regional group, is introducing a new aircraft type. The 84-seater Canadair Regional Jet (CRJ) from Canadian manufacturer Bombardier will become the new flagship of the CRJ fleet of Lufthansa CityLine. The first new member of the fleet was officially welcomed today at the airport of Munich. In a ceremony the jet was named after the Bavarian city of Pfaffenhofen.

The CRJ900 Regional Jet has a larger cabin than its predecessor model in the CRJ200 series. Passengers enjoy much more space on board. Modern, comfortable seats and greater distance between seats provide more legroom and comfort during the flight, while additional storage capacity has been created for baggage. The interior of the new aircraft was already completed in the new cabin design of Lufthansa's European fleet.

"With the new aircraft model, Lufthansa CityLine is taking major step forward economically and technologically and is thus ideally prepared to face up to the future and the competition", said Dr. Thomas Dräger, managing director of Lufthansa Cityline GmbH. The new jet offers product improvements which, in particular, are of benefit to the passengers. "The jet engines, which are particularly quiet and have low fuel consumption, improve both the environmental values and the efficiency and economy of our flight operations", Dräger added.

The CRJ900 complies with Lufthansa's high standards in terms of economic efficiency and environmental compatibility. Emissions and noise are well below international limiting values, fuel consumption has been reduced considerably. "A level of fuel consumption of only 3.5 litres per passenger and 100 flight-kilometers is possible under optimal conditions", according to Dräger. Such an excellent figure is usually only possible with long-range operation of wide-bodied aircraft.

Lufthansa CityLine will introduce a total of twelve new CRJ900s by the end of the year. They will replace older models of the 50-seat CRJ200, which are being phased out gradually. The first destinations which can regularly welcome the new member of the Lufthansa regional fleet are the airports in Munich, Brussels, Lyon, Münster/Osnabrück, Nice, Oslo and Geneva.

The Bombardier CRJ900 is 36.4 metres long and has a wing-span of 24.9 metres. It reaches a top speed of 820 km/h and has a maximum altitude of 12,500 metres. The maximum take-off weight is 38 tons, it has a range of 2,100 kilometres.

Lufthansa CityLine is the second largest airline in the Lufthansa group behind Lufthansa German Airlines. It is a 100-percent member of the German Lufthansa AG Group and a partner in the Lufthansa Regional alliance. Air Dolomiti, Augsburg Airways, Contact Air and Eurowings are further partners. In addition to direct links between regional airports via the Frankfurt and Munich hubs, Lufthansa Regional offers connections to the world's largest route network – that of the Star Alliance.

Lufthansa CityLine has a total of 2,500 employees, the majority of them at the company's headquarters in Cologne. In 2005, Lufthansa CityLine transported around 6.5 million passengers with its 80 regional jets.

Deutsche Lufthansa AG
Communication West
Frank Püttmann
Tel. 0211 / 8688401
Fax 0211 / 8688404
http://presse.lufthansa.com

Lufthansa again represented in DJSI sustainability index

Frankfurt, 07. September 2006

Performance in environmental care and social responsibility further improved

Deutsche Lufthansa AG has again been listed for 2006/2007 in the globally renowned Dow Jones Sustainability World Index. The airline achieved significant improvements in environmental care and social responsibility. In the categories network management and efficiency the Aviation Group received top ratings.

The 250 companies listed in the Dow Jones Sustainability World Index represent the "top-10 percent" worldwide and are the leaders in sustainable development. The investment volume in such companies has increased by another 30 percent when compared with the previous year and currently stands at around 4.2 billion euros. The DJSI is intended to support investments in companies that create added value in economic, ecological and social terms.

Wolfgang Mayrhuber, Chairman of the Executive Board of Deutsche Lufthansa AG: "We demonstrate impressively that economic success and corporate policies guided by the principles of sustainability and environmental protection do not exclude - but rather depend on - each other."

In environmental care, the success of Lufthansa's policy of continuous fleet modernization is visible: In 2005, its aircraft needed only 4.4 liters of kerosene per passenger and 100 kilometers. In the early 1990s, this value stood at 6.2 liters - which means the airline has achieved an improvement of 30 percent. The Airbus A380, which will start scheduled services at Lufthansa in 2008, will be the Passenger Airline's first "3-liter aircraft." Furthermore, Lufthansa actively supports climate research and continuously reduces noise and emissions.

Social responsibility is also rated highly at Lufthansa. 92,300 people have secure jobs at Lufthansa - two-thirds of them in Germany - and the trend continues to be upward. In 2006, Lufthansa intends to create 2,400 new jobs.

In doing so, the Aviation Group pays close attention to making working and private lives more compatible, having made it easier for many years for its employees to be parents as well. Today, the company's share of part-time work is 24.6 percent.

Detailed information can be found in the latest issue of the Lufthansa Sustainability Report Balance. It can be ordered at **http://sustainability.lufthansa.com** or by mail from Deutsche Lufthansa AG, FRA CI/B, Kennwort Balance, D-60202 Frankfurt.

Deutsche Lufthansa AG
Corporate Communications
Stefan Schaffrath
Tel. +49 69 696 - 94969
Fax +49 69 696 - 95428
http://media.lufthansa.com
http://responsibility.lufthansa.com

Last modified: Sep 8, 2006

LSG Sky Chefs decides to outsource IT and telecommunications infrastructure to Lufthansa Systems

Kelsterbach, September 7, 2006

Lufthansa Systems today announced that as of October 1, 2006, LSG Sky Chefs will outsource its entire IT infrastructure in Europe and North America to the IT provider. Lufthansa Systems will control and optimize data centers, desktop services and telecommunications services, allowing LSG Sky Chefs to generate significant cost savings and focus more intensely on its core business.

"Our IT landscape must offer high availability and dynamic resource allocation, and it has to meet the security demands of a global company," explained Walter Gehl, CEO of LSG Sky Chefs. The strategic outsourcing partnership with Lufthansa Systems enables us to meet these criteria. At the same time, we will benefit especially from the reliable IT infrastructure in the Lufthansa Systems data centers." By implementing quantifiable service level agreements, LSG Sky Chefs will be able to continually monitor the services offered by Lufthansa Systems and the costs associated with them.

Lufthansa Systems will assume responsibility for the systems starting in October of this year and will carry out extensive migration projects by mid 2007. In a first step, Lufthansa Systems will take over the provision and operation of 4,400 PCs, 2,700 printers, 3,650 telephones, 450 application servers and 700 other devices for LSG Sky Chefs.

"By taking over the entire IT and communications infrastructure, we can offer tools and processes which will help LSG Sky Chefs achieve better cost transparency and optimization," explained Dr. Gunter Küchler, member of the Executive Board of Lufthansa Systems AG. "At the same time, we will standardize the IT landscape of LSG Sky Chefs in line with the company's IT strategy, which aims at further consolidating the existing IT infrastructure and applications.

In spring of this year, the two companies signed an outsourcing agreement for the worldwide provision of WAN services for LSG Sky Chefs. The decision to outsource the entire IT infrastructure to Lufthansa Systems for the next ten years is based on positive experiences and is consistent with the IT strategy of LSG Sky Chefs to focus on the further optimization of its catering operations while handing over the stable and cost-efficient operation of its IT systems to a strategic partner.

Note to editors:

LSG Sky Chefs is the world's leading provider of airline catering and in-flight solutions. LSG Sky Chefs caters 270 airlines from almost 190 customer service centers in 49 countries and produces around 369 million airline meals a year. In 2005, the companies belonging to the LSG Sky Chefs Group achieved consolidated revenues of EUR 2.2 billion.

Lufthansa Systems is one of the leading IT service providers for the airline and aviation industries worldwide. As systems integrator, the wholly-owned subsidiary of the Lufthansa Group covers the entire range of IT services, including consulting, development, implementation and operation. Lufthansa Systems provides its IT infrastructure and operations services to a variety of industries. Headquartered in Kelsterbach near Frankfurt/Main, Germany, the company has branches in Germany and 17 countries and employs about 4,550 people worldwide. In business year 2005, Lufthansa Systems recorded sales of EUR 635 million. For more details, see **www.LHsystems.com**.

For further information, please contact:

Lufthansa Systems AG
Sandra Hammer
Corporate Communications
Tel.: +49 (0)69 696 90776

Fax: +49 (0)69 696 90777
E-mail: **publicrelations@LHsystems.com**

Last modified: Sep 7, 2006

Lufthansa agrees to pay $ 85 Million to settle US class action civil suits in the cargo industry

11.09.2006

Lufthansa agrees to pay $ 85 Million to settle US class action civil suits in the cargo industry
Lufthansa has agreed to settle class action lawsuits pending in the US alleging price fixing activities in the cargo industry for the sum of $ 85 Million. The settlement is subject to court approval. Upon approval by the court, Lufthansa, including Lufthansa Cargo AG and Swiss International Air Lines Ltd., would be released from the pending US civil class actions. Lufthansa has applied for leniency to the US Department of Justice, the EU Commission and other authorities in other countries and received conditional immunity.

Last modified: Sep 11, 2006

Lufthansa settles class action lawsuits in the US

11.09.2006

Pending approval by the relevant court, Lufthansa today reached a settlement agreement with plaintiffs' representatives according to which it will pay US$85 million to settle civil class action lawsuits pending in the US. Lufthansa and numerous other airlines are alleged to have been involved in price fixing activities in the air cargo industry.

Following court approval, Lufthansa - including Lufthansa Cargo AG and Swiss International Air Lines Ltd. - would be released from the pending US civil class actions. Lufthansa has appealed for leniency to the US Department of Justice, the EU Commission and other cartel authorities in other countries and received conditional immunity.

Deutsche Lufthansa AG
Corporate Communications
http://media.lufthansa.com

Last modified: Sep 12, 2006